NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 25, 2010, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) That all rights pertaining to the entire class of this security were extinguished on October 14, 2010. The merger between GLG Partners, Inc. and Escalator Sub 1 Inc., a wholly-owned subsidiary of Man Group plc became effective before the opening on October 14, 2010. Each share of Common Stock of GLG Partners, Inc. was converted for $4.50 in cash, without interest. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 14, 2010.